BITZERO HOLDINGS INC.

1100 One Bentall Centre

505 Burrard Street, Suite 1100

Vancouver, British Columbia, Canada V7X 1M5

August 25, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitzero Holdings Inc.
Request for Withdrawal of Amendment No. 2 to Registration Statement on Form 40-F
Commission File No. 001-43300; Accession No. 0001753926-26-001440

Ladies and Gentlemen:

Bitzero Holdings Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date, of Amendment No. 2 to the Company’s Registration Statement on Form 40-F (Commission File No. 001-43300), filed with the Securities and Exchange Commission on August 12, 2026 under EDGAR submission type 40FR12B/A (Accession No. 0001753926-26-001440) (“Amendment No. 2”).

The Registration Statement was initially filed on May 15, 2026, was amended by Amendment No. 1 filed on June 4, 2026, and became effective on June 8, 2026. Amendment No. 2 was filed solely to correct the Company’s jurisdiction of incorporation on the cover page from “Ontario, Canada” to “British Columbia, Canada.” The Company is requesting withdrawal of Amendment No. 2 because it was submitted under EDGAR submission type 40FR12B/A after the underlying Registration Statement had become effective. The Company intends instead to furnish a Report on Form 6-K to correct the jurisdiction disclosure in its Exchange Act reporting record.

For the avoidance of doubt, this request relates solely to Amendment No. 2 and is not a request to withdraw, terminate, rescind or otherwise affect the Company’s Registration Statement on Form 40-F or the registration of the Company’s common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Sincerely,

BITZERO HOLDINGS INC.

By: /s/ Mohammed Bakhashwain

Name: Mohammed Bakhashwain

Title: Chief Executive Officer